Exhibit 99.1

4 May 2020
Flutter Entertainment plc
Combination with The Stars Group Inc.
On 30 April 2020 Flutter Entertainment Plc ("Flutter") announced that the intended time and completion date of its acquisition of The Stars Group Inc. ("TSG") (the “Combination”) is 8 a.m. on 5 May 2020.
Flutter is pleased to announce that earlier today, a certificate of arrangement with an effective date of 5 May 2020 was issued pursuant to the Business Corporations Act (Ontario) such that all of the conditions to the Combination have now been satisfied and completion of the Combination (“Completion”) will occur as announced at 8 a.m. tomorrow. At this time, the following will take place simultaneously:

•	65,316,588 ordinary shares in Flutter will be issued to TSG shareholders in satisfaction of the consideration due under the terms of the Combination; and

•
share dealings will commence and the entire enlarged issued share capital of Flutter (constituting 143,987,624 ordinary shares) will be admitted to the premium listing of the Official List of the Financial Conduct Authority and the Official List of Euronext Dublin and to trading on the London Stock Exchange’s Main Market for listed securities and the Euronext Dublin Market under the ticker “FLTR”.

The TSG Shares will be de-listed from the Toronto Stock Exchange and the Nasdaq Global Select Market promptly following Completion.

Unless otherwise defined, all capitalised terms in this Announcement have the same meaning as those contained in the Circular and Prospectus.  All references in this Announcement to times are to times in Dublin (unless otherwise stated).

Enquiries:
Fiona Gildea
Deputy Company Secretary
+35317790022